CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated February 25, 2025, relating to the financial statements and financial highlights of Spyglass Growth Fund, a series of Manager Directed Portfolios, which are included in Form N-CSR for the year ended December 31, 2024, and to the references to our firm under the headings “Additional Information About the Funds”, “Financial Highlights”, “Appendix A – Agreement and Plan of Reorganization” and “Appendix B - Financial Highlights of the Target Finds and Acquiring Fund” in the Proxy Statement/Prospectus.

/s/ Cohen & Company, Ltd.
COHEN & COMPANY, LTD.
Philadelphia, Pennsylvania
September 12, 2025